September 2024 Creating the Leading Intermediate PRIMARY Silver Producer Filed by First Majestic Silver Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Gatos Silver, Inc. (Commission File No. 001-39649)

DISCLAIMER Forward Looking Statements Certain statements contained herein regarding First Majestic Silver Corp. (“First Majestic” or the “Company”) and Gatos Silver Inc. (“Gatos”) and their respective operations constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws and “forward-looking information” under applicable Canadian securities legislation. These statements relate to future events or the future performance, business prospects or opportunities of First Majestic and/or Gatos that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions made in good faith in light of management’s experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: closing of the Transaction and the terms and timing related thereto; the anticipated benefits of the Transaction to First Majestic, Gatos and their respective shareholders including increased shareholder value; the timing and receipt of required shareholder, stock exchange and regulatory approvals; satisfaction of the conditions to completion of the Transaction; the anticipated timing of mailing proxy statements and circulars regarding the Transaction; liquidity, enhanced value and capital markets profile of First Majestic; cash flow and revenue estimates; future growth potential for First Majestic, Gatos and their respective businesses; life of mine estimates; the future price of silver and other metals, asset quality and geographic spread; the future price of silver and other metals; the global supply and market for precious metals, revenue, the estimation of mineral reserves and resources; the realization of mineral reserve estimates, and the timing and amount of estimated future production, recovery rates, costs of production and all-in sustaining costs; capital expenditures; costs and timing of the development of new deposits and exploration programs; expected listing of shares on the New York Stock Exchange and the Toronto Stock Exchange; and exploration programs. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", “seeks”, “continues”, “projects”, “predicts”, “potential”, “targets”, "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic or Gatos to be materially different from those expressed or implied by such forward looking statements, including but not limited to: satisfaction or waiver of all applicable closing conditions for the Transaction on a timely basis or at all, including, without limitation, receipt of all necessary shareholder, stock exchange and regulatory approvals or consents and lack of material changes with respect to First Majestic and Gatos and their respective businesses, all as more particularly set forth in the Definitive Agreement; the timing of the closing of the Transaction and the failure of the Transaction to close for any reason; the outcome of any legal proceedings that may be instituted against First Majestic or Gatos and others related to the Transaction; unanticipated difficulties or expenditures relating to the Transaction; risks relating to the value of the consideration to be issued in connection with the Transaction; the diversion of management’s time on pending Transaction-related issues; the synergies expected from the Transaction not being realized; risks related to the integration of businesses; fluctuations in security markets; the duration and effects of COVID-19, and any other global pandemics on operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results and costs of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; future prices of metals; possible variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; government regulation; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); exchange rate fluctuations; requirements for additional capital; risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom First Majestic or Gatos does business; limitations on insurance coverage; inability to obtain adequate insurance to cover risks and hazards; outcomes of pending litigation; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted or pending in Mexico, whether or not currently in force; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; First Majestic’s and Gatos’ title to properties, changes in climate conditions and extreme weather events, as well as those factors discussed in (a) the section entitled "Description of the Business - Risk Factors" in First Majestic’s most recently filed Annual Information Form for the year ended December 31, 2023, available under its profile on www.sedarplus.ca, and as an exhibit to its most recently filed Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C., available on EDGAR at www.sec.gov/edgar or on First Majestic’s website and (b) the Gatos’ Annual Report on Form 10-K for the year ended December 31, 2023, available on EDGAR at www.sec.gov/edgar or on Gatos’ website. First Majestic is not affirming or adopting any statements or reports attributed to Gatos (including prior mineral reserve and resource declaration) in this presentation or made by Gatos outside of this presentation. Gatos is not affirming or adopting any statements or reports attributed to First Majestic (including prior mineral reserve and resource declaration) in this presentation or made by First Majestic outside of this presentation. Although First Majestic and Gatos have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. First Majestic and Gatos believe that the expectations reflected in these forward-looking statements are reasonable, but there can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These statements speak only as of the date hereof. First Majestic and Gatos do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Non-GAAP Financial Measures This presentation includes reference to certain financial measures which are not standardized measures under the parties’ respective financial reporting frameworks. These measures include all-in sustaining costs (or “AISC”) per payable silver equivalent ounce and free cash flow. The parties believe that these measures, together with measures determined in accordance with GAAP or IFRS, provide investors with an improved ability to evaluate the underlying performance of First Majestic. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how First Majestic calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in First Majestic’s most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. For a complete description of how Gatos calculates such measures and a reconciliation of certain measures to GAAP terms, please see “Non-GAAP Measures” in Gatos’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 20, 2024, as amended by Amendment No. 1 to such annual report filed with the SEC on May 6, 2024 at www.sec.gov/edgar.

DISCLAIMER Important Information for Investors and Shareholders about the Transaction and Where to Find It This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities of First Majestic or Gatos or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of First Majestic or Gatos in any jurisdiction in contravention of applicable law. This presentation may be deemed to be soliciting material relating to the transaction. In connection with the proposed transaction between First Majestic and Gatos pursuant to the Definitive Agreement and subject to future developments, First Majestic will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that is expected to include a Proxy Statement of Gatos that will also constitute a Prospectus of First Majestic (the “Proxy Statement/Prospectus”) and other documents. First Majestic will also file a management proxy circular in connection with the transaction with applicable Canadian securities regulatory authorities. This presentation is not a substitute for any registration statement, proxy statement, prospectus or other document First Majestic or Gatos may file with the SEC or Canadian securities regulatory authorities in connection with the pending Transaction. Gatos plans to mail to the Gatos stockholders the definitive Proxy Statement/Prospectus in connection with the transaction and First Majestic will deliver its proxy circular to First Majestic shareholders. INVESTORS AND SECURITY HOLDERS OF GATOS AND FIRST MAJESTIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, RESPECTIVELY, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MAJESTIC, GATOS, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available), the filings with the SEC that will be incorporated by reference into the Proxy Statement/Prospectus and other documents filed with the SEC by First Majestic and Gatos containing important information about First Majestic or Gatos and the Transaction through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the management proxy circular and other documents filed with Canadian securities regulatory authorities by First Majestic, through the website maintained by the Canadian Securities Administrators at www.sedarplus.com. In addition, investors and security holders will be able to obtain free copies of the documents filed by First Majestic with the SEC and Canadian securities regulatory authorities on First Majestic’s website at www.firstmajestic.com or by contacting First Majestic’s investor relations team. Copies of the documents filed with the SEC by Gatos will be available free of charge on Gatos’s website or by contacting Gatos’ investor relations team. Participants in the Merger Solicitation First Majestic, Gatos and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of First Majestic and the stockholders of Gatos in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above and other relevant documents when it is filed with the SEC and Canadian securities regulatory authorities in connection with the transaction. Additional information regarding First Majestic’s directors and executive officers is also included in First Majestic’s Notice of Annual Meeting of Shareholders and 2024 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2024, and information regarding Gatos’s directors and executive officers is also included in Gatos’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 20, 2024, as amended by Amendment No. 1 to such annual report filed with the SEC on May 6, 2024 and Gatos’ 2024 Proxy Statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2024. These documents are available free of charge as described above.

TRANSACTION HIGHLIGHTS

1. **Consolidates three world-class, producing silver mining districts in Mexico under one banner**
   - *Cerro Los Gatos, San Dimas and Santa Elena collectively provide the foundation of a diversified, intermediate primary silver producer*
2. **Enhances production profile with strong margins**
   - *Combined annual production of 30-32 Moz AgEq, including 15-16 Moz Ag at all-in sustaining costs of US$18.00-US$20.00/oz AgEq (1)*
3. **Bolsters free cash flow generation**
   - *Gatos expected to immediately contribute annual free cash flow of ~US$70M to the combined entity (2)*
4. **Leverages a highly experienced combined team with a strong track record of value creation in Mexico**
   - *Over 20 years of experience operating in Mexico, with an emphasis on socially responsible mining, community engagement and value creation*
5. **Maintains peer-leading exposure to silver**
   - *Over 50% of pro forma revenue derived from silver compared to an average of ~30% for intermediate silver producing peers (3)*
6. **Creates a 350,000 ha highly prospective land package which has yielded a history of exploration success**
   - *Cerro Los Gatos contributes 103,000 ha of unencumbered and underexplored land with significant new discovery potential*
7. **Results in a larger company with a strengthened balance sheet, leading trading liquidity and improved capital markets profile**
   - *Pro forma market cap approaching US$3B, average daily trading liquidity of ~US$49M, and well-positioned to deliver increased shareholder value*
8. **Realizes meaningful synergies**
   - *Corporate cost savings, supply chain and procurement efficiencies, cross-pollination of expertise, and acceleration/optimization of internal projects and exploration programs all expected to deliver meaningful value creation for all shareholders*

Source: Capital IQ, Corporate disclosure

(1) Based on First Majestic and Gatos 2024 production guidance, adjusted for First Majestic metal price assumptions and shown on an attributable basis. All-in-sustaining costs or "AISC" are non-GAAP measures. For further information regarding such measures please refer to each companies' respective separate public disclosure.

(2) Based on analyst consensus estimates for 2024. Free cash flow is a non-GAAP measure. For further information regarding such measure please refer to each companies' respective separate public disclosure.

(3) Based on mid-point of silver production guidance divided by silver equivalent production guidance.

FIRST MAJESTIC GATOS SILVER

3

Transaction summary Proposed Transaction First Majestic to acquire all of the issued and outstanding common shares of Gatos Consideration Fixed exchange ratio of 2.550 First Majestic Shares per Gatos Share Represents an offer price of US$13.49 per Gatos Share, which implies a premium of 16% based on the closing prices of the First Majestic Shares and Gatos Shares on the NYSE on September 4, 2024, a premium of 16% based on each company’s 20-day VWAP ending September 4, 2024 Implies a total equity value for Gatos of approximately US$970M Ownership Pro forma ownership of 62% for current First Majestic shareholders and 38% for current Gatos shareholders The Electrum Group LLC will own approximately 12% of the pro forma entity Shareholder Support Agreements Directors and officers of each of First Majestic and Gatos have agreed to vote their shares in favour of the Proposed Transaction The Electrum Group LLC has entered into a voting support agreement, representing approximately 32% of Gatos Shares Deal protection Customary non-solicitation provisions, subject to “fiduciary out” in the event of a “superior proposal” and “intervening event” Right to match any Superior Proposal (four business days, reduced to two business days for amended offers) Termination fees of US$46M payable by First Majestic and US$28M payable by Gatos in certain circumstances Approvals and Key Conditions Transaction has been approved by the boards of First Majestic and Gatos Subject to approval of at least 50%+1 of First Majestic shareholder votes cast and 50%+1 of outstanding Gatos Shares Receipt of any required regulatory approvals, including clearance from Mexican anti-trust authorities No material adverse change Proposed timing Shareholder meetings expected to be held before the end of 2024 Closing expected in calendar Q1 2025 (Outside Date of April 30, 2025) Source: Bloomberg, Capital IQ, Corporate disclosure

PRO FORMA CAPITALIZATION

	First Majestic Silver Corp.	Gatos Silver	First Majestic + Gatos Silver
EXCHANGES	NYSE / TSX / Frankfurt	NYSE / TSX	NYSE / TSX / Frankfurt
SHARE PRICE (US$)	$5.29	$11.62	$5.29
FD ITM SHARES OUTSTANDING (M)	304	72	488
LTM AVG. DAILY TRADING VALUE (US$M)	$46	$3	$49
CASH (US$M)	$211[1]	$114[3]	$325
NET CASH (US$M)	$(39)[2]	$114[3]	$75
AVAILABLE LIQUIDITY (US$M)	$355[4]	$164[4]	$519
ANNUAL DIVIDEND YIELD (%)	0.35%	--	0.35%

Source: Capital IQ, Corporate disclosure

(1) As at June 30, 2024; First Majestic cash balance of US$152.2M and marketable securities of US$58.4M
(2) As at June 30, 2024; First Majestic cash balance of US$152.2M, marketable securities of US$58.4M and debt of US$250.0M
(3) As at June 30, 2024; Gatos Silver cash balance of US$82.5M and 70% of the Los Gatos Joint Venture's cash balance of US$45.5M and US$nil debt
(4) As at June 30, 2024; First Majestic working cap of US$171.5M, marketable securities of US$58.4M, and US$124.6 of undrawn credit; Gatos consolidated cash balance of US$114.3M and US$50.0M of undrawn credit

5

Transaction benefits to shareholders Adds a third cornerstone, long-life, low-cost, producing underground mine with exploration potential to the First Majestic portfolio Bolsters anticipated annual attributable production by approximately 6 Moz Ag and 9 Moz AgEq(1) Cerro Los Gatos generates significant free cash flow and enhances portfolio diversification Accretive on all key metrics including NAV, cash flow, production, and Mineral Reserves to First Majestic shareholders Adds concessions covering approximately 103,000 hectares of unencumbered (no material royalties or streams) land at Cerro Los Gatos, with significant exploration potential and supported by a large base of Mineral Reserves and Resources Builds upon First Majestic's strengths in Mexico and underground mining expertise Enhances scale and capital markets presence, and solidifies position as an intermediate primary silver producer Attractive immediate premium of 16% on a spot and 20-day VWAP basis Meaningful equity participation in an intermediate primary silver producer with a highly diversified portfolio, including three world-class, mining districts Unique opportunity to gain production diversification while combining Cerro Los Gatos with complementary, high-quality assets Combination provides enhanced capital markets presence and trading liquidity Superior financial strength and flexibility to support advancement of continued margin improvement, growth projects and exploration programs Combined land package of approximately 350,000 hectares with significant exploration potential Source: Corporate disclosure Cerro Los Gatos production estimates based on 2024 guidance Benefits to First Majestic Shareholders Benefits to Gatos Shareholders Ability to leverage First Majestic's long-term good standing with local governments, unions and community

HIGH-QUALITY ASSETS IN THE WORLD'S PREMIER SILVER JURISDICTION

THREE WORLD-CLASS SILVER MINING DISTRICTS WITH A MASSIVE 350,000 HA LAND PACKAGE

Producing Assets
Development Assets

Cerro Los Gatos (70%) Ag Au Zn Pb Cu
Chihuahua, Mexico
2024E Production: 13.5 – 15.0 Moz AgEq(1)(2)
2024E AISC: US$14.00 – $16.00 / oz AgEq(2)

La Encantada Ag
Coahuila, Mexico
2024E Production: 2.4 – 2.5 Moz AgEq
2024E AISC: US$26.17 – $27.18 / oz AgEq



Durango
Mexico City

Del Toro Ag
Zacatecas, Mexico
Care & Maintenance

Santa Elena Ag Au
Sonora, Mexico
2024E Production: 9.2 – 9.6 Moz AgEq
2024E AISC: US$15.25 – $15.64 / oz AgEq

San Dimas Ag Au
Durango, Mexico
2024E Production: 9.8 – 10.4 Moz AgEq
2024E AISC: US$18.69 – $19.45 / oz AgEq

San Martin Ag
Jalisco, Mexico
Care & Maintenance



Corporate Office
British Columbia, Canada

First Mint Facility
Nevada, USA

Jerritt Canyon Au
Nevada, USA
Care & Maintenance

First Majestic | Gatos Silver

Source: Corporate disclosure
(1) Cerro Los Gatos production shown on a 100% basis
(2) Cerro Los Gatos production and AISC estimates based on 2024 guidance

7

CLG: A TIER 1 SILVER MINE WITH ROBUST EXPLORATION UPSIDE



- CLG is a sizeable, low-cost producing silver asset with robust exploration and development potential, operating since 2019
  - Key position in an established silver district
- Over 103,000 hectares of mineral rights in Chihuahua State, representing a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones
- 70% owned district, with modern, mechanized underground operation
  - Strong JV partner, Japan's Dowa Metals & Mining Co., Ltd (30%)

Asset Key Stats

OWNERSHIP	▪ 70% Gatos | 30% Dowa Metals & Mining
MINE TYPE	▪ Underground
SILVER PURITY	▪ 64%(1)
THROUGHPUT	▪ Ramping up to +3,500 tpd
MINE LIFE	▪ 7 years based on currently defined Reserves with significant opportunities to extend mine life
2024 GUIDANCE PRODUCTION	▪ 13.5 – 15.0 Moz AgEq (8.4 – 9.2 Moz Ag)(2)
2024 GUIDANCE AISC	▪ US$14.00 - $16.00/oz AgEq
PRODUCES	▪ High Ag-bearing Pb and Zn Concentrates

Production Stats (Actual – 100% Basis)

	FULL YEAR 2023	Q1 2024	Q2 2024
AG PRODUCTION (MOZ)	9.2 Moz	2.4 Moz	2.3 Moz
AGEQ PRODUCTION (MOZ)	14.3 Moz	3.7 Moz	3.9 Moz
AISC (US$/OZ)	$15.51	$14.36	$15.26

Source: Corporate disclosure
(1) Calculated as 2023 Ag production as a % of 2023 AgEq production
(2) Shown on a 100% basis

FIRST MAJESTIC GATOS SILVER 8

High-grade primary silver deposit with substantial by-products Deposit geometry and vein width allows for efficient, mechanized mining methods Modern, well-capitalized mine, mill and surface facilities Proven operating team that continues to optimize the asset and elevate targets Attractive AISC versus comparable primary silver operations Stable free cash flow generation Significant asset upside and district potential CLG is One of the Largest Primary Silver Mines Globally CLG is One of the Lowest-Cost Silver Mines Currently in Operation Comparative Advantages of CLG 2023A AgEq Production (Moz) 2023 By-Product AISC(1) (US$/oz Ag) 2023 Co-Product AISC (1) (US$/oz AgEq) Source: Capital IQ, Corporate disclosure Peer AISC figures are based on full-year 2023 reporting; peer costs include both silver and gold operations to reflect the cost base of the operating portfolios Peers reporting on a by-product AISC basis include Hecla, Coeur, MAG and Endeavour Silver Peers reporting on a co-product AISC basis include First Majestic (pre-transaction), Fresnillo, and SilverCrest Peer Average Peer High 2023A Ag Production (Moz) Peer Average Peer High CLG: Large Scale, Low-Cost and High-Margin (2) (3)

CLG: TARGETING SUSTAINED MILL THROUGHPUT RATES OF 3,500 TPD

Successful Debottlenecking Continues to Increase Mill Throughput

(tpd Ore Milled)



+30%
+8%
Original Throughput Design
2,500
2,492
2,466
2,855
2,894
2,916
2,916
3,014
3,210
3,240
3,000-3,300
3,500
Original Design
2021
H1 2022
H2 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
2024 Guidance
Mill Capacity

Margin Enhancement

- Plant regularly achieving ~3,700 tonnes per operating day, supporting near-term target of 3,500 tpd milled
- Copper separation circuit construction decision anticipated in H2 2024
- Evaluating mill recovery optimization and further growth options up to 4,000 tpd

Synergies & Cost Optimization

- Potential cost synergies as maintenance can be done at First Majestic's owned central maintenance facility
- Mobile equipment rebuild program underway
- Improving equipment utilization and productivities
- Transverse longhole stoping efficiencies

Source: Corporate disclosure

10

CLG: IMPROVED EFFICIENCY DRIVING OPERATING COST REDUCTIONS

L3Y Site Unit Costs Are Down ~9%

(US$ per tonne milled)



Mining
Plant
G&A
9% reduction
2021 Avg
2024 Avg
$120
$100
$80
$60
$40
$20
--
Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 Q3 22 Q4 22 Q1 23 Q2 23 Q3 23 Q4 23 Q1 24 Q2 24

Strong Year-Over-Year AISC Improvement

(US$/oz AgEq)



$19.05
$14.33
$15.51
$14.00 - $16.00
2021
2022
2023
2024

Continuing to Deliver on Improvement Initiatives

- Underground equipment overhaul program and focus on availability
- Backfill optimization using paste plant since early 2023
- Change in mining method to more longhole stopes
- Energy savings with increased mill throughput rate
- Current focus on mine operational efficiency projects

Cost Reduction Achieved Despite Macro Pressures

- Mexican peso exchange rate strengthened ~17% from Q4 2020 to Q1 2024
- Labor cost increases of ~5.5% / year over the 3-year period

Source: Bank of Mexico, Corporate disclosure

First Majestic
Gatos Silver
11

Strong position amongst peers and a leader in silver purity Ag Production (Moz) Sector leading silver purity Up-tiers on silver production Top of peer set on gross margins Significant FCF generation AgEq Production (Moz) Source: Capital IQ, Corporate disclosure Mid-point of silver production guidance divided by silver equivalent production guidance Based on latest management guidance Calculated as Cost of Sales as a % of Revenue from respective peer income statements, before depreciation Based on analyst consensus % of Revenue from Silver (2024E)(1) Silver and Silver-Equivalent Production (2024E)(2) Gross Margins (H1 2024A)(3) Free Cash Flow (2025E)(4)

Significantly Increased scale and leading trading liquidity Source: Capital IQ, Corporate disclosure PF First Majestic based on PF shares outstanding at share price prior to announcement Calculated based on trading volume on all exchanges Market Capitalization (US$B)(1) Average Daily Trading Value – LTM (US$M)(2)

Transaction highlights Consolidates three world-class, producing silver mining districts in Mexico under one banner 1 Enhances production profile with strong margins 2 Bolsters free cash flow generation 3 Leverages a highly experienced combined team with a strong track record of value creation in Mexico 4 Maintains peer-leading exposure to silver 5 Creates a 350,000 ha highly prospective land package which has yielded a history of exploration success 6 Results in a larger company with a strengthened balance sheet, leading trading liquidity and improved capital markets profile 7 Realizes meaningful synergies 8

First Majestic Silver Corp. 1800 - 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Email: info@firstmajestic.com Tel: 1.604.688.3033 Fax: 1.604.639.8873 North American Toll-Free: 1.866.529.2807 Bullion Sales Email: customersupport@firstmajestic.com Email: customersupport@firstmint.com Gatos Silver, Inc. 910 - 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Email: info@gatossilver.com Tel: 1.604.424.0984

Appendix

CLG: POTENTIAL FOR MEANINGFUL NEAR-TERM ORGANIC GROWTH

Strong Pipeline of Life Extension, Margin Enhancement and Growth Projects

LOM Plan and R&R Update on Track for Q3 2024

- Mine life extension[1] from drilling up until end Q1 2024 data cut-off
- Mid-term target of 3,500 tpd milling rate
- Copper separation circuit decision soon
  - Execution design and cost analysis underway

South-East Deeps Conversion Drilling

- Infill drilling to 50 m spacing, prioritizing higher-grade trends completed in Q1, will drive LOM Plan and R&R
- Drilling continuing with 2 rigs on SE Deeps
  - Objective redirected to extension drilling

Other Value Enhancement Studies Progressing

- Recovery improvement, considering options for Ag, Au and Zn through leach or fines recovery projects
- Further production growth options to 4,000 tpd



Legend
Developed / Mined
2023 Mineral Reserve Outline
2023 Mineral Resources (MI)
2023 Mineral Resources (INF)
Drillhole Intercept Q2 2024
Drillhole Intercept Previously Reported
Drillhole Trace
North-West Zone
Central Zone
South-East Zone
South-East Deeps
CLG Deeps – Exploration Target
Exploring to Define a Potential New Search Area
Hole 1
OPEN
OPEN

Select SE Deeps Resource Definition Drill Results (Apr '23 – Jun'24 Program)[2]

Drillhole	Drill Width	ETW	Ag	Zn	Pb	Au	Cu
	m	m	g/t	%	%	g/t	%
GA-SE-530	3.9	2.9	550	24.53	13.74	0.46	0.30
GA-SE-534	3.8	3.2	765	3.00	4.17	0.58	1.75
GA-SE-544	3.5	2.9	140	17.11	5.61	0.19	0.47
GA-SE-547	4.0	3.4	243	0.95	1.36	0.21	1.17
GS-SE-559	5.1	4.0	103	16.49	7.01	0.14	0.21
GA-SE-560	4.0	3.3	243	9.74	6.01	0.39	0.28
GA-SE-590	8.9	6.0	338	8.15	4.18	0.29	0.87
GA-SE-600	3.5	2.9	214	19.00	12.23	0.18	0.25

Source: Corporate disclosure
(1) Inferred mineral resources are subject to uncertainty as to their existence and as to their economic and legal feasibility
(2) Select drill results since the 2023 resource database cutoff date of March 31, 2023

17

CLG: $18M DRILL PROGRAM FOCUSED ON NEAR-MINE & DISTRICT TARGETS

Vast and underexplored land package



Legend
Alluvium
Epiclastic rocks
Rhyolitic ignimbrite
Rhyodacite
Dacitic tuff
Andesite
Sedimentary rocks
Rhyolitic intrusive
Dacitic porphyry
Dioritic-sienitic intrusive
Fault
Vein
Concessions MPR
Concessions MLS
Third Party Concessions
Zones
20 km
10 km
5 km
Extension NW
Margarita
Diana
Lince
Rieles
Esperanza
San Agustin
San Luis
Alma
El Rodeo
Santa Ana
CLG
Portigueño
Cascabel
Sandy
La Esther
Boca de Leon
Los Veranos
0
40
kilometres

Executing on organic growth strategy – Delivering Early Results

CLG Orebody Extensions

SE Deeps Extension

- Recent drilling continues to extend limits of mineralization.
- Priority is to define limits of mineralization, prior to re-initiating conversion drilling.

CLG Deeps

- Framework drilling underway in an unexplored zone, testing potential of faulted mineralization below CLG central and north-west zones.
- Proof of geological concept, would immediately open a 1.0 km x 0.5 km search area.

CLG Greenfield Target Delineation Drilling

Portigueño

- First drill campaign completed, confirming a structurally complex and highly altered corridor of 1.0 km – 1.5 km in strike length, with multiple anomalous assays.
- Detailed data consolidation and model update underway, to define phase 2 drill program.

San Luis

- Exciting early drill results[1], confirming a wide structural zone, hosting veining and breccias with elevated precious and base metal results.
  - 2.0M ETW @ 111g/t Ag and 0.14g/t Au (no significant base metals) – Hole SL-24-01
  - 1.3M ETW @ 88g/t Ag and 0.17g/t Au (no significant base metals) – Hole SL-24-01
  - 3.3m ETW @ 51 g/t Ag, 5.65% Zn, 0.94% Pb, 0.07 g/t Au and 0.14% Cu – Hole SL-24-02, including
    - 1.2m ETW @ 62 g/t Ag, 13.25% Zn, 1.98% Pb, 0.07 g/t Au and 0.18% Cu – Hole SL-24-02

CLG Greenfield Generative Exploration Work

Lince District

- Several drill ready targets have been defined, post generative field mapping / sampling programs.

Los Veranos District

- Recently initiated generative field programs have located multiple structural zones / veins outcropping along the projection of the main basin bounding faults (like CLG system).

Source: Corporate disclosure

(1) Refer to Gatos Silver, Inc. press release dated July 23, 2024, for complete drill intercepts

First Majestic
GATOS SILVER
18

Santa Elena Silver-Gold Mine Ownership 100% First Majestic Mine type Underground Throughput 2,650 tpd 2024 Guidance Production 9.2 – 9.6 Moz AgEq (1.3M – 1.4 Moz Ag + 94 – 99 koz Au) 2024 Guidance AISC US$15.25 - $15.64/oz AgEq Produces 100% Doré Ownership FULL YEAR 2023 Q1 2024 Q2 2024 ag production (Moz) 1.2 Moz 0.4 Moz 0.4 Moz AgEq production (Moz) 9.6 Moz 2.3 Moz 2.6 Moz AISC (us$/oz) $14.83 $14.70 $15.07 Continued strong metallurgical recoveries due to the operational optimization of the new dual circuit plant Exploration drilling focused in the search of a new mineralized vein Upgraded the LNG facility to 24MW (from 12MW) to power the Ermitaño mine and dual-circuit processing plant Certified ISO 9001 Assay Lab on site, increasing reliability as well as reducing costs and allowing for faster assay turnaround times Source: Corporate disclosure Asset Key Stats Production Stats (Actual)

San Dimas Silver-Gold Mine Ownership 100% First Majestic Mine type Underground Throughput 2,300 tpd 2024 Guidance Production 9.8 – 10.4 Moz AgEq (5.2 – 5.5 Moz Ag + 56 – 59 koz Au) 2024 Guidance AISC US$18.69 - $19.45/oz AgEq Produces 100% Doré Ownership FULL YEAR 2023 Q1 2024 Q2 2024 ag production (Moz) 6.4 Moz 1.2 Moz 1.1 Moz AgEq production (Moz) 12.8 Moz 2.4 Moz 2.1 Moz AISC (us$/oz) $16.48 $20.49 $21.78 Over 50% of the power requirements provided by environmentally clean, low-cost hydroelectric power Focused on improvements in dilution control from long hole stoping and cut and fill in order to increase head grades 2024 exploration budget is the largest since asset acquisition; The focus is on the "West Block“, where several of the district’s most prominent producers are trending in this direction Source: Corporate disclosure Asset Key Stats Production Stats (Actual)

La Encantada Silver Mine Ownership 100% First Majestic Mine type Underground Throughput 2,715 tpd 2024 Guidance Production 2.4 – 2.5 Moz AgEq 2024 Guidance AISC US$26.17 - $27.18/oz AgEq Produces 100% Doré Ownership FULL YEAR 2023 Q1 2024 Q2 2024 ag production (Moz) 2.7 Moz 0.5 Moz 0.6 Moz AgEq production (Moz) 2.7 Moz 0.5 Moz 0.6 Moz AISC (us$/oz) $24.28 $31.64 $27.87 Natural gas generators currently supplying 90% of power requirements Optimizing costs and improving efficiencies Ramping up throughput at the mill to budgeted rates in H2 2024 Source: Corporate disclosure Asset Key Stats Production Stats (Actual)

Jerritt Canyon Gold Mine Located in Elko County, Nevada, USA Underground mining operations temporarily suspended in March 2023 Focused on new regional discoveries across the large 30,821- hectare (119 square mile) land package; ~$10M 2024 exploration budget Current known Measured & Indicated resources of 1.83 Moz Au contained (10.9 Mt @ 5.2 g/t Au) & Inferred resources of 1.91 Moz Au contained (12.4 Mt @ 4.8 g/t Au) Processing facility contains one of only three roasters in the state of Nevada Analyzing the optimization of bulk mining and cost-effective mining methods Continuing modernization of the open-air processing plant to better withstand severe weather conditions Source: Corporate disclosure

FIRST MINT FACILITY Located in Nevada, USA Commenced producing bullion in Q1 2024 Production led by industry veterans with over 20 years of experience working at two of the largest mints in North America High efficiency production allows the mint to produce over 10% of the Company’s production from our Mexican operations Eliminating the middleman by vertically integrating the minting process and controlling the supply chain while capitalizing on the strong investment demand for physical silver and above average premiums State-of-the-art machines require less electricity and release no gas emissions compared to traditional minting processes Source: Corporate disclosure

GATOS: MINERAL RESERVES – CLG (AS AT JULY 1, 2023)

Category (100% Basis)	Tonnage	Grades					Metal Content				
	Mt	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	Ag (Moz)	Zn (Mlbs)	Pb (Mlbs)	Au (koz)	Cu (Mlbs)
Proven	3.46	317	4.39	2.17	0.31	0.09	35.3	335.0	165.7	34.7	6.9
Probable	4.62	141	4.27	2.23	0.20	0.19	21.0	435.3	226.6	29.3	19.5
Total Proven & Probable	**8.08**	**217**	**4.32**	**2.20**	**0.25**	**0.15**	**56.3**	**770.2**	**392.3**	**64.0**	**26.4**

Category (70% GSI Attributable)	Tonnage	Grades					Metal Content				
	Mt	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	Ag (Moz)	Zn (Mlbs)	Pb (Mlbs)	Au (koz)	Cu (Mlbs)
Proven	2.42	317	4.39	2.17	0.31	0.09	24.7	234.5	116.0	24.3	4.8
Probable	3.23	141	4.27	2.23	0.20	0.19	14.7	304.7	158.6	20.5	13.6
Total Proven & Probable	**5.66**	**217**	**4.32**	**2.20**	**0.25**	**0.15**	**39.4**	**539.2**	**274.6**	**44.8**	**18.4**

Notes:

(1) Mineral Reserves are reported on a 100% and 70% attributable basis and exclude all Mineral Reserve material mined prior to to July 1, 2023.

(2) Specific gravity has been assumed on a dry basis.

(3) Tonnage and contained metal have been rounded to reflect the accuracy of the estimate and numbers may not sum exactly.

(4) Values are inclusive of mining recovery and dilution. Values are determined as of delivery to the mill (point of reference) and therefore not inclusive of milling recoveries.

(5) Mineral Reserves are reported within stope shapes using a variable NSR cut-off basis with an Ag price of US$22/oz, Zn price of US$1.20/lb, Pb price of US$0.90/lb, Au price of US$1,700/oz and Cu price of $3.50/lb. The metallurgical recoveries that are used as inputs to the NSR are 88.4% Ag, 62.3% Zn, 88.3% Pb, 54.3% Au and 58.9% Cu.

(6) The Mineral Reserve is reported on a fully diluted basis defined by mining method, stope geometry and ground conditions.

(7) Contained Metal (CM) is calculated as follows:
- Zn, Pb and Cu, CM (Mlb) = Tonnage (Mt) * Grade (%) / 100 * 2204.6
- Ag and Au, CM (Moz) = Tonnage (Mt) * Grade (g/t) / 31.1035 ; multiply Au CM (Moz) by 1000 to obtain Au CM (koz)

(8) The SEC definitions for Mineral Reserves in Regulation S-K 1300 were used for Mineral Reserve classification and are consistent with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions).

(9) Under SEC Regulation S-K 1300, a Mineral Reserve is defined as an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

(10) The Mineral Reserve estimates were prepared under the supervision of Mr. Anthony (Tony) Scott, P.Geo. an employee of a wholly-owned subsidiary of Gatos Silver Inc. who is the Qualified Person for these Mineral Reserve estimates.

Source: Corporate disclosure

FIRST MAJESTIC GATOS SILVER

24

GATOS: MINERAL RESOURCES – CLG (AS AT JULY 1, 2023)

Category (100% Basis)	Tonnage	Grades					Metal Content				
	Mt	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	Ag (Moz)	Zn (Mlbs)	Pb (Mlbs)	Au (koz)	Cu (Mlbs)
Measured	0.05	141	2.50	1.70	0.40	0.05	0.2	2.9	2.0	0.7	0.1
Indicated	0.34	85	3.71	1.90	0.23	0.15	0.9	28.1	14.4	2.5	1.1
Measured & Indicated (Exclusive)	**0.40**	**93**	**3.55**	**1.88**	**0.25**	**0.14**	**1.2**	**30.9**	**16.4**	**3.2**	**1.2**
Inferred	4.58	100	3.40	2.32	0.21	0.40	14.7	343.6	234.5	30.9	40.1

Category (70% GSI Attributable)	Tonnage	Grades					Metal Content				
	Mt	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	Ag (Moz)	Zn (Mlbs)	Pb (Mlbs)	Au (koz)	Cu (Mlbs)
Measured	0.04	141	2.50	1.70	0.40	0.05	0.2	2.0	1.4	0.5	0.0
Indicated	0.24	85	3.71	1.90	0.23	0.15	0.7	19.6	10.1	1.8	0.8
Measured & Indicated (Exclusive)	**0.28**	**93**	**3.55**	**1.88**	**0.25**	**0.14**	**0.8**	**21.7**	**11.5**	**2.2**	**0.8**
Inferred	3.20	100	3.40	2.32	0.21	0.40	10.3	240.5	164.2	21.6	28.1

Notes:

(1) Mineral Resources are reported on a 100% and 70% attributable basis and are exclusive of Mineral Reserves.

(2) The SEC definitions for Mineral Resources in S-K 1300 were used for Mineral Resource classification which are consistent with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions).

(3) Under SEC Regulation S-K 1300, a Mineral resource is defined as a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

(4) The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource. It is uncertain if further exploration will result in upgrading Inferred Mineral Resources to an Indicated or Measured Mineral Resource category.

(5) Specific gravity has been assumed on a dry basis.

(6) Tonnage and contained metal have been rounded to reflect the accuracy of the estimate and numbers may not sum exactly.

(7) Mineral Resources exclude all Mineral Resource material mined prior to July 1, 2023.

(8) Mineral Resources are reported within stope shapes using a $81.03/tonne Resource NSR cut-off using an Ag price of $22/oz, Zn price of $1.20/lb, Pb price of $0.90/lb, Au price of $1,700/oz and Cu price of $3.50/lb. The Resource NSR cutoff includes mill recoveries and payable metal factors appropriate to the existing CLG processing circuit augmented with a pyrite leach circuit and copper separation circuit. The processing recoveries for these additional projects is based on existing preliminary metallurgical testwork. The metallurgical recoveries that are used as inputs to the NSR are 93.3% Ag, 62.3% Zn, 82.0% Pb, 60.0% Au and 65.0% Cu.

(9) No dilution was applied to the Mineral Resources which are reported on an insitu basis (point of reference).

(10) Contained Metal (CM) is calculated as follows:

- Zn, Pb and Cu CM (Mlb) = Tonnage (Mt) * Grade (%) / 100 * 2204.6
- Ag and Au, CM (Moz) = Tonnage (Mt) * Grade (g/t) / 31.1035; multiply Au CM (Moz) by 1000 to obtain Au CM (koz)

(11) The Mineral Resource estimates were prepared under the supervision of Anthony (Tony) Scott, P. Geo an employee of a wholly-owned subsidiary of Gatos Silver, Inc. who is the Qualified Person for these Mineral Resource estimates.

Source: Corporate disclosure

25

GATOS: MINERAL RESOURCES – ESTHER (AS AT JULY 1, 2023)

Category (100% Basis)	Tonnage	Grades					Metal Content				
	Mt	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	Ag (Moz)	Zn (Mlbs)	Pb (Mlbs)	Au (koz)	Cu (Mlbs)
Indicated	0.28	122	2.17	4.30	0.14	--	1.1	13.6	26.8	1.2	--
Inferred	1.20	133	1.53	3.69	0.09	--	5.1	40.6	98.0	3.3	--

Category (70% GSI Attributable)	Tonnage	Grades					Metal Content				
	Mt	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	Ag (Moz)	Zn (Mlbs)	Pb (Mlbs)	Au (koz)	Cu (Mlbs)
Indicated	0.20	122	2.17	4.30	0.14	--	0.8	9.5	18.8	0.9	--
Inferred	0.84	133	1.53	3.69	0.09	--	3.6	28.5	68.6	2.3	--

Notes:

(1) Mineral Resources are reported on a 100% and 70% attributable basis.

(2) Under SEC Regulation S-K 1300, a Mineral resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

(3) The SEC definitions for Mineral Resources in S-K 1300 were used for Mineral Resource classification which are consistent with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves(CIM (2014) definitions).

(4) The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource. It is uncertain if further exploration will result in upgrading Inferred Mineral Resources to an Indicated or Measured Mineral Resource category.

(5) Specific gravity has been assumed on a dry basis.

(6) Tonnage and contained metal have been rounded to reflect the accuracy of the estimate and numbers may notsum exactly.

(7) Mineral Resources are reported within stope shapes using a $52/tonne NSR cut-off with an Ag price of $22/oz, Zn price of $1.20/lb, Pb price of $0.90/lb and Au price of $1,700/oz. The metallurgical recoveries that were used as inputs to the NSR were based on experience with similar mineralized material from CLG. The metallurgical recovery parameters used in the NSR were 87.8% Ag, 65.0% Zn, 87.2% Pb and 56.4% Au. There is a portion of the Esther deposit that is oxidized and metallurgical test work is required to define processing recoveries.

(8) No dilution was applied to the Mineral Resources which are reported on an insitu basis (point of reference).

(9) Contained Metal (CM) is calculated as follows:

- Zn and Pb, CM (Mlb) = Tonnage (Mt) * Grade (%) / 100 * 2204.6
- Ag and Au, CM (Moz) = Tonnage (Mt) * Grade (g/t) / 31.1035 ; multiply Au CM (Moz) by 1000 to obtain Au CM (koz)

(10) The Mineral Resource estimates were prepared under the supervision of Anthony (Tony) Scott, an employee of a wholly-owned subsidiary of Gatos Silver, Inc. who is the Qualified Person for these Mineral Resource estimates.

Source: Corporate disclosure

FIRST MAJESTIC GATOS SILVER

26

First Majestic: Mineral Reserves – CORE ASSETS Mine Category Mineral Type Tonnage Grades Metal Content Mt Ag (g/t) Au (g/t) Ag (Moz) Au (koz) San Dimas Proven (UG) Sulphides 2.0 265 3.47 16.8 220.0 Probable (UG) Sulphides 1.7 254 2.69 13.6 144.0 Proven & Probable (UG) Sulphides 3.6 260 3.11 30.4 364.0 Santa Elena Proven Ermitaño (UG) Sulphides 0.6 78 3.87 1.5 73.0 Proven Santa Elena (UG) Sulphides 0.2 140 1.54 0.7 8.0 Probable Ermitaño (UG) Sulphides 2.1 65 2.87 4.4 193.0 Probable Santa Elena (UG) Sulphides 0.7 167 1.30 3.6 28.0 Probable (Leach Pad) Oxides 0.3 25 0.39 0.3 4.0 Proven & Probable (UG + Pad) Oxides + Sulphides 3.8 85 2.48 10.5 307.0 La Encantada Probable (UG) Oxides 3.7 130 -- 15.3 -- Probable (UG) Oxides 3.7 130 -- 15.3 -- Total Total Proven All Mineral Types 2.7 217 3.44 19.0 302.0 Total Probable All Mineral Types 8.4 137 1.36 37.2 369.0 Total Proven & Probable All Mineral Types 11.2 157 1.87 56.2 671.0 Source: Corporate disclosure Note: Refer to Mineral Reserves and Resources endnotes for fulsome disclosure

FIRST MAJESTIC: MINERAL RESOURCES – CORE ASSETS

Mine	Category	Mineral Type	Tonnage	Grades		Metal Content	
			Mt	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
San Dimas	Measured (UG)	Sulphides	2.1	449	5.92	30.6	404.0
	Indicated (UG)	Sulphides	1.8	353	3.80	20.7	223.0
	Measured & Indicated (UG)	**Sulphides**	**3.9**	**405**	**4.94**	**51.3**	**627.0**
Santa Elena	Measured Ermitaño (UG)	Sulphides	0.6	81	4.38	1.6	86.0
	Measured Santa Elena (UG)	Sulphides	0.4	152	1.72	1.9	21.0
	Indicated Ermitaño (UG)	Sulphides	2.3	71	3.45	5.3	256.0
	Indicated Santa Elena (UG)	Sulphides	1.4	163	1.52	7.3	68.0
	Indicated (Leach Pad)	Oxides Spent Ore	0.3	25	0.39	0.3	4.0
	Measured & Indicated (UG + Pad)	**All Mineral Types**	**5.0**	**101**	**2.69**	**16.3**	**435.0**
Jerritt Canyon	Measured (UG)	Sulphides	5.7	--	5.25	--	966.0
	Indicated (UG)	Sulphides	4.5	--	5.42	--	782.0
	Indicated (OP)	Sulphides	0.7	--	3.43	--	78.0
	Measured & Indicated (UG + OP)	**All Mineral Types**	**10.9**	**--**	**5.20**	**--**	**1,827.0**
La Encantada	Indicated (UG)	Oxides	3.3	178	--	18.9	--
	Indicated (Tailings Deposit No. 4)	Oxides	2.5	119	--	9.4	--
	Indicated (UG + Tailings)	**All Mineral Types**	**5.8**	**153**	**--**	**28.3**	**--**
Total	Total Measured	All Mineral Types	8.8	120	5.20	34.1	1,478.0
	Total Indicated	All Mineral Types	16.8	114	2.61	61.8	1,411.0
	Total Measured & Indicated	**All Mineral Types**	**25.6**	**116**	**3.50**	**95.9**	**2,888.0**

Source: Corporate disclosure

Note: First Majestic Mineral Resources are shown inclusive of Mineral Reserves; Refer to Mineral Reserves and Resources endnotes for fulsome disclosure

28

First Majestic: Mineral Resources – CORE ASSETS (CONTINUED) Mine Category Mineral Type Tonnage Grades Metal Content Mt Ag (g/t) Au (g/t) Ag (Moz) Au (koz) San Dimas Inferred (UG) Sulphides 4.0 306 3.67 39.0 467.0 Inferred (UG) Sulphides 4.0 306 3.67 39.0 467.0 Santa Elena Inferred Ermitaño (UG) Sulphides 2.0 65 2.34 4.3 154.0 Inferred Santa Elena (UG) Sulphides 1.3 143 1.55 6.2 67.0 Inferred (Leach Pad) Oxides Spent Ore 0.1 35 0.66 0.1 1.0 Inferred (UG + Pad) All Mineral Types 3.4 95 2.01 10.5 222.0 Jerritt Canyon Inferred (UG) Sulphides 11.6 -- 4.89 -- 1,819.0 Inferred (OP) Sulphides 0.9 -- 3.10 -- 86.0 Inferred (UG + OP) Sulphides 12.4 -- 4.77 -- 1,905.0 La Encantada Inferred (UG) Oxides 2.1 204 -- 13.9 -- Inferred (Tailings Deposit No. 4) Oxides 0.4 118 -- 1.6 -- Inferred (UG + Tailings) All Mineral Types 2.5 190 -- 15.5 -- Total Total Inferred (UG + OP) All Mineral Types 22.4 90 3.61 65.0 2,594.0 Total Inferred (UG + OP) All Mineral Types 22.4 90 3.61 65.0 2,594.0 Source: Corporate disclosure Note: Refer to Mineral Reserves and Resources endnotes for fulsome disclosure

First Majestic: Mineral Resources – NON-CORE ASSETS Mine Category Mineral Type Tonnage Grades Metal Content Mt Ag (g/t) Au (g/t) Pb (%) Zn (%) Ag (Moz) Au (koz) Pb (Mlbs) Zn (Mlbs) San Martin Measured (UG) Oxides 0.1 221 0.40 -- -- 0.5 1.0 -- -- Indicated (UG) Oxides 1.0 277 0.53 -- -- 8.5 16.0 -- -- Measured & Indicated (UG) Oxides 1.0 273 0.52 -- -- 9.0 17.0 -- -- Inferred (UG) Oxides 2.5 226 0.36 -- -- 18.4 29.0 -- -- Del Toro Indicated (UG) Sulphides 0.4 193 0.53 3.5% 5.8% 2.7 7.0 34.2 55.7 Indicated (UG) Oxides + Transition 0.2 226 0.15 5.0% -- 1.1 1.0 16.7 -- Indicated (UG) All Mineral Types 0.6 201 0.43 3.9% 4.3% 3.8 8.0 50.9 55.7 Inferred (UG) Sulphides 0.5 185 0.25 3.1% 2.7% 3.0 4.0 33.7 29.8 Inferred (UG) Oxides + Transition 0.7 182 0.08 3.7% -- 4.0 2.0 56.8 -- Inferred (UG) All Mineral Types 1.2 183 0.15 3.5% 1.1% 7.0 6.0 90.5 29.8 Total Total Measured All Mineral Types 0.1 221 0.40 -- -- 0.5 1.0 -- -- Total Indicated All Mineral Types 1.6 248 0.49 1.5% 1.6% 12.4 24.0 50.9 55.7 Total Measured & Indicated All Mineral Types 1.6 247 0.49 1.4% 1.6% 12.9 25.0 50.9 55.7 Total Inferred All Mineral Types 3.7 212 0.29 1.1% 0.4% 25.4 35.0 90.5 29.8 Source: Corporate disclosure Note: Refer to Mineral Reserves and Resources endnotes for fulsome disclosure

FIRST MAJESTIC: NOTES TO MINERAL RESERVES & RESOURCES

Notes to the Mineral Reserve Estimates – Core Assets:

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Reserve statement provided in the table has an effective date of December 31, 2023, except for the Santa Elena Leach Pad estimate, which has an effective date of March 11, 2024.

(3) The Mineral Reserve estimates were prepared under the supervision of, or were reviewed by, Brian Boutilier, P.Eng., Internal QP for First Majestic, who is a Qualified Person under NI 43-101.

(4) The Mineral Reserves were estimated from the M&I portions of the Mineral Resource estimates. Inferred Mineral Resources were not considered to be converted into Mineral Reserve estimates.

(5) AgEq is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.

- a. Metal prices considered for Mineral Reserve estimates were $22.5/oz Ag and $1,850/oz Au for all sites.
- b. Other key assumptions and parameters include: metallurgical recoveries; metal payable terms; direct mining costs, processing costs, indirect and G&A costs and sustaining costs. These parameters are different for each mine and mining method assumed and are presented in each mine section of the AIF.

(6) A two-step constraining approach has been implemented to estimate Mineral Reserves for each mining method in use: A General Cut-Off Grade ("GC") was used to delimit new mining areas that will require development of access, infrastructure and all sustaining costs. A second Incremental CutOff Grade ("IC") was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the GC grade.

(7) The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines and are presented in each mine section in the AIF.

(8) Modifying factors for conversion of resources to reserves include consideration for planned dilution which is based on spatial and geotechnical aspects of the designed stopes and economic zones, additional dilution consideration due to unplanned events, materials handling and other operating aspects, and mining recovery factors. Mineable shapes were used as geometric constraints.

(9) Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Metal prices and costs are expressed in USD.

(10) Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.

(11) The technical reports from which the above-mentioned information is derived are cited under the heading "Technical Reports for Material Properties" in First Majestic's most recent annual information form dated March 31, 2024 (the "AIF"). Further details can be found in the AIF.

Notes to the Mineral Resource Estimates – Core Assets:

(1) Mineral Resource estimates have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Resource estimates provided have an effective date of December 31, 2023, except for the Santa Elena Leach Pad estimate, which has an effective date of March 11, 2024.

(3) The Mineral Resource estimates were prepared by the Company's Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation.

(4) The Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, Internal QP for First Majestic, who is a Qualified Person under NI 43-101.

(5) Sample data was collected through a cut-off date of December 31, 2023 for the material properties, except for the Santa Elena Leach Pad estimate, which has an effective date of March 11, 2024. All properties account for relevant technical information and mining depletion through December 31, 2023.

(6) Metal prices considered for Mineral Resource estimates were $24.5/oz Ag and $2,000/oz Au.

(7) The cut-off grades and cut-off values used to report Mineral Resource estimates are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section describing each mine section in the AIF.

(8) M&I Mineral Resource estimates are inclusive of the Mineral Reserve estimates.

(9) Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

(10) The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading "Technical Reports for Material Properties" in First Majestic's most recent annual information form dated March 31, 2024. Further details can be found in the AIF.

Notes to the Mineral Resource Estimates – Non-Core Assets:

(1) Mineral Resource estimates have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101.

(2) The Mineral Resource estimates for the other non-material properties were updated December 31, 2020. The estimates were prepared by FMS Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Gonzalo Mercado, P.Geo. Internal QP for First Majestic.

(3) Sample data was collected through a cut-off date of December 31, 2020, for the three non-material properties.

(4) Metal prices considered for Mineral Resources estimates of the other three non-material properties on December 31, 2020, were $22.50/oz Ag, $1,850/oz Au, $0.90/lb Pb and $1.05/lb Zn.

(5) The cut-off grades and cut-off values used to report Mineral Resources are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section describing each mine section of the AIF.

(6) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

Source: Corporate disclosure

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